UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2005.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 1-13045

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IRON MOUNTAIN INCORPORATED

745 ATLANTIC AVENUE

BOSTON, MASSACHUSETTS 02111

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005:	10

Form 5500—Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	11

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit Index	12

Signatures	13

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Iron Mountain Companies 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Iron Mountain Companies 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
June 28, 2006

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Participant-directed investments:
Mutual funds	$109,129,098	$83,235,835
Pooled separate accounts	17,056,524	14,644,758
Iron Mountain stock fund	526,780	255,699
Brokerage account	308,667	67,839
Participant loans	5,263,896	4,514,620

Total investments	132,284,965	102,718,751

Contributions receivable:
Employer	1,290,024	1,008,553
Employee	684,932	555,341

Total contributions receivable	1,974,956	1,563,894

Total assets	134,259,921	104,282,645

LIABILITIES—Excess contributions payable	656,609	539,236

NET ASSETS AVAILABLE FOR BENEFITS	$133,603,312	$103,743,409

See notes to financial statements.

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

INVESTMENT ACTIVITY:
Interest and dividend income	$2,173,171
Net appreciation in fair value of investments	7,155,245

Total investment activity	9,328,416

CONTRIBUTIONS:
Participant	17,348,944
Employer	4,753,897
Participant rollover	1,407,375
Total contributions	23,510,216

Total additions	32,838,632

DEDUCTIONS:
Distributions to participants	(7,243,567)
Administrative expenses	(69,771)

Total deductions	(7,313,338)

NET INCREASE BEFORE TRANSFERS	25,525,294

ASSETS TRANSFERRED TO PLAN	4,334,609

NET INCREASE	29,859,903

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	103,743,409

End of year	$133,603,312

See notes to financial statements.

THE IRON MOUNTAIN COMPANIES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE
YEAR ENDED DECEMBER 31, 2005 AND 2004

1.                      DESCRIPTION OF THE PLAN

The following description of The Iron Mountain Companies 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description for more complete information.

General Information—The Plan is a defined contribution plan covering substantially all United States employees of Iron Mountain Incorporated and its affiliated participating companies (collectively, “Iron Mountain” or  the “Company”), as defined in the Plan document. Effective April 1, 2005, new full-time employees age 18 or older are immediately eligible to participate in the Plan. Prior to April 1, 2005, new full-time employees age 20 ½  or older were eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration of the Plan—New York Life Trust Company is the Plan’s trustee, custodian, and record keeper (the “Trustee”). The Plan is administered by the Retirement Plan Committee, which is appointed by the Board of Directors of Iron Mountain.

Contributions—Participants can contribute an amount up to 25% of compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the “Code”). During 2005, Iron Mountain made quarterly discretionary matching contributions based on the amount of participant contributions as follows: Iron Mountain matched 50% of a participant’s contributions up to the first 3% of his or her compensation and 25% of a participant’s contributions up to the next 2% of his or her compensation, each calendar quarter for participants employed at the end of the quarter. At its discretion, Iron Mountain may change the amount of the matching contribution it will make. Effective January 1, 2006, the Company has changed its policy of matching employee contributions quarterly to matching employee contributions bi-weekly.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings/losses or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions and Iron Mountain contributions into various investment options offered by the Plan. The Plan offers several mutual funds, a pooled separate account, and effective June 30, 2004, common stock of Iron Mountain and a self-directed brokerage account, as investment options for participants. Participants can only invest up to 50% of their account balance in the self-directed brokerage account option and only 25% of new contributions into Iron Mountain common stock.

Benefit Vesting—Participants are fully vested in their pretax and rollover accounts. A participant’s Iron Mountain contributions, including allocated earnings/(losses) thereon, (“Iron Mountain Contribution

Account”) becomes fully vested in the event of normal retirement, total and permanent disability or death while still employed.

Otherwise, vesting in the Iron Mountain Contribution Account is based on the following schedule:

Years of Vesting Service	Percentage

Less than 1 year	0%
1 year but less than 2 years	20
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 or more	100

Participant Loans—A participant may borrow the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50% of his or her vested account balance, with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years, or up to 20 years if the purpose of the loan is to purchase a principal residence. The interest rate is based on prevailing market conditions and is fixed over the life of the note. The interest rate on loans outstanding at December 31, 2005 ranged from 4.25% to 11.5%.

Forfeitures—Participants who terminate their employment with Iron Mountain or incur five consecutive breaks in service, as defined, forfeit the nonvested portion of their Iron Mountain Contribution Account. At December 31, 2005 and 2004, forfeited non-vested accounts totaled approximately $294,380 and $138,594, respectively, which will be used to offset future Iron Mountain contributions. During the year ended December 31, 2005, Iron Mountain contributions were reduced by $104,275 from non-vested forfeited amounts.

Payment of Benefits—Upon termination of participation due to death, disability, retirement or termination of employment, a participant may elect to receive an amount equal to the value of his or her vested account as a lump-sum amount. If termination results for any reason other than retirement or death and the value of a participant’s account exceeds $5,000, the participant may elect to postpone payment of the account until age 70½ years.

Administrative Expenses—All expenses incurred in operating the Plan may be paid by Iron Mountain. Fees not paid by Iron Mountain shall be paid by the Plan in accordance with the Plan document.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties - The Plan invests in various mutual funds, pooled separate accounts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, except for benefit responsive investment contracts, which are valued at contract value. Fair value is determined based on the quoted market prices. For the years ended December 31, 2005 and 2004, the Plan’s investments consisted of mutual funds, a pooled separate investment account, Iron Mountain common stock, a self-directed brokerage account and participant loans. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Iron Mountain common stock is recorded at quoted market prices. The self-directed brokerage account is recorded at the quoted market prices of the individual investments held in the brokerage account. Participant loans are valued at cost, which approximates fair value at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in the mutual funds, pooled separate account and self-directed brokerage account are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The pooled separate account investment is an investment in the New York Life stable value fund, which is a benefit responsive investment contract with New York Life Insurance Company. Amounts in the stable value fund are invested in a New York Life pooled separate account (Anchor 1). The stable value fund is credited with contributions and earnings reflective of the investment experience of the pooled separate account and charged for participant withdrawals and expenses. The contract is recorded in the financial statements at the contract value as reported to the plan by New York Life Trust Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value

The average yield and crediting interest rates were approximately 3.89% and 4.39%, respectively for 2005 and 3.92% for 2004. The crediting interest rate is based on the investment experience of the pooled separate account, but may not be less than zero.

Payment of Benefits—Benefit payments to participants are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $9,250 and $506 at December 31, 2005 and 2004, respectively.

3.                      INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2005	2004

American Funds—The Growth Fund of America	$23,236,259	$17,068,666
Mainstay S&P 500 Index Fund I	17,988,555	14,094,584
New York Life Stable Value Fund	17,056,524	14,644,758
PIMCO Total Return Fund	15,320,983	12,369,854
TCW Galileo Value Opportunities Fund	15,106,665	13,643,433
Van Kampen Growth & Income Fund	14,091,397	10,216,256
Fidelity Advisor Diversified International Fund	9,942,169	6,114,807
MainStay Balanced Fund	8,496,169	7,338,996

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $7,155,245, as follows:

PIMCO Total Return Fund	$(129,527)
Mainstay S&P 500 Index Fund I	525,338
MainStay Balanced Fund	234,310
Van Kampen Growth & Income Fund	1,054,340
American Funds—The Growth Fund of America	2,665,834
Davis New York Venture Fund	377,331
TCW Galileo Value Opportunities Fund	864,620
Fidelity Advisor Diversified International Fund	1,423,732
Iron Mountain Stock Fund	139,267

Net appreciation of investments	$7,155,245

4.                      FEDERAL INCOME TAX STATUS

The Internal Revenue Service (the “IRS”) determined and informed Iron Mountain by a letter, dated July 11, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter, however, Iron Mountain and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.                      TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, Iron Mountain has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all participants would become 100% vested in their accounts.

6.                           ASSETS TRANSFERRED TO PLAN

During 2005 the Connected Corporation 401(k) Pension and Profit Sharing Plan and the Business Archives, Inc. 401(k) Plan (subsidiaries of Iron Mountain) were merged into the Iron Mountain Companies 401(k) Plan. Prior to the merger, the plans covered eligible employees at Connected Corporation and Business Archives, Inc. The net assets transferred from the plans have been recognized at their balances as previously carried in the accounts of the Connected Corporation 401(k) Pension and Profit Sharing Plan and the Business Archives, Inc. 401(k) Plan. Net assets transferred at March 1, 2005 totaled $4,127,812. Net assets transferred at March 16, 2005 totaled $206,797.

7.                      RECONCILIATION TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2005	2004

Net assets available for benefits per the financial statements	$133,603,312	$103,743,409
Less deemed distributions to participants	(9,250)	(506)

Net assets available for benefits per the Form 5500	$133,594,062	$103,742,903

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2005:

Net increase in net assets available for benefits per the financial statements	$29,859,903
Plus deemed distributions to participants—prior year	506
Less deemed distributions to participants—current year	(9,250)

Net income per the Form 5500	$29,851,159

8.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The pooled separate account is managed by the Trustee, and therefore, these transactions qualify as parties-in-interest. Fees paid by the Plan to the Trustee were $69,771 for the year ended December 31, 2005.

At December 31, 2005 and 2004, the Plan held 11,836 and 7,968 shares, respectively, of Common Stock of Iron Mountain Incorporated, the sponsoring employer, with a fair market value of $526,780 and $255,699, respectively. Participants direct their investment allocation and may elect to invest up to 25% of their contributions in Iron Mountain stock.

9.                      VOLUNTARY CORRECTION PROGRAM

During 2005, Iron Mountain discovered errors relating to its 2003 and 2004 ADP/ACP testing requirements as well as its calculation of its quarterly matching contributions. The ADP/ACP errors resulted in a calculation and distribution of excess contributions greater than actually required. The errors relating to matching contributions resulted in certain accounts being under or over matched based on the participant’s contribution.

Iron Mountain filed a Voluntary Correction Program (VCP) submission with the IRS which further details these matters and Iron Mountain’s plan for correcting them.

Neither of these items had a material impact on the Plan’s net assets available for benefits, and Iron Mountain does not expect the VCP submission to affect the Plan’s tax status.

10.               EXCESS CONTRIBUTIONS PAYABLE

Amounts contributed to the Plan from highly compensated employees in excess of the IRS-approved limit were $656,609 and $539,236 in 2005 and 2004, respectively. These amounts are reflected as excess contributions payable on the accompanying statements of net assets available for benefits. All such amounts will be refunded to the participants within the time allowed by the IRS.

11.               SUBSEQUENT EVENT

The Plan was amended, effective January 1, 2006, changing the Company’s discretionary matching contribution for all non-highly compensated employees from 50% of the first 3% and 25% of the next 2% to 50% of the first 5% of all deferrals. The Company’s discretionary matching contribution for highly compensated employees changed from 50% of the first 3% and 25% of the next 2% to 50% of the first 4% of all deferrals. Effective January 1, 2006, the Plan allows part-time employees to participate in the Plan upon the employee attaining the age of eighteen.

******

SUPPLEMENTAL SCHEDULE

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

FORM 5500—SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		(c) Description of Investment,
(a) Identity		Including Maturity Date,
of Party	(b) Identity of Issue, Borrower,	Rate of Interest, Par, or		(e) Current
Involved	Lessor, or Similar Party	Maturity Value	(d) Cost	Value

		Participant-Directed Investments

*	New York Life	Stable Value Fund	**	$ 17,056,524
	PIMCO	Total Return Fund	**	15,320,983
	Mainstay	Balanced Fund	**	8,496,169
	Mainstay	S&P 500 Index Fund I	**	17,988,555
	Van Kampen	Growth & Income Fund	**	14,091,397
	American Funds	The Growth Fund of America	**	23,236,259
	Davis	New York Venture Fund	**	4,946,901
	TCW Galileo	Value Opportunities Fund	**	15,106,665
	Fidelity Advisor	Diversified International Fund	**	9,942,169
*	Iron Mountain	Stock Fund	**	526,780
	Brokerage Account		**	308,667

*	Participants	Loans to participants, with interest
		at rates of 4.25% to 11.50%,
		repayable through payroll
		deductions in various amounts
		through 2025, secured by
		underlying participant accounts	**	5,263,896

		TOTAL PARTICIPANT—
		DIRECTED INVESTMENTS		$132,284,965

  *   Party-in-interest.

**   Cost information is not required for participant-directed investments and therefore is not included.

Exhibit Index

Exhibit 23.1            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

Date: June 29, 2006

	By:	/s/ John F. Kenny, Jr.
John F. Kenny, Jr.
Executive Vice President, Chief Financial Officer